Exhibit 99.1

GOLDEN BULL LIMITED

Golden Bull Limited Reports Six Months Ended June 30, 2018 Financial Results

Golden Bull Limited (NASDAQ: DNJR) (“Golden Bull” or the “Company”, an online finance marketplace, or “peer-to-peer” lending company in China that provides borrowers access to short-term loans today announced its financial results for the six months ended June 30, 2018.

Six Months Ended June 30, 2018 Financial Highlights (all comparable to the prior year period):

●	Total revenues for the six months ended June 30, 2018 increased by 75.4% to approximately $4.9 million from approximately $2.8 million for the six months ended June 30, 2017.

●	Total number of loans facilitated for the six month ended June 30, 2018 increased by 40.7% to 3,090 loans facilitated from 2,196 loans facilitated for the six months ended June 30, 2017.

●	Total number of borrowers for the six months ended June 30, 2018 increased by 55.9% to 505 borrowers from 324 borrowers for the six months ended June 30, 2017.

●	Total loan volume in dollar facilitated for the six months ended June 30, 2018 increased by 44.9% to approximately $77.8 million from $53.7 million for the six months ended June 30, 2017.

●	Net loss for the six months ended June 30, 2018 increased by 23.6% to approximately $0.7 million from approximately $0.6 million for the six months ended June 30, 2017.

Management Commentary

Mr. Erxin Zeng, CEO of Golden Bull stated, “Our revenues continued on a rise during the six months ended June 30, 2018 as compared to the same period of 2017. We expect this trend to continue as we keep building our brand reputation and lender base.

Recent Developments

Initial Public Offering

On March 22, 2018, the Company completed the closing of its initial public offering of 1,550,000 ordinary shares at a public offering price of $4.00 per ordinary share, for total gross proceeds of approximately $6.2 million before underwriting discounts and commissions and offering expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 232,500 ordinary shares at the public offering price of $4.00 per share. On March 28, 2018, the underwriter exercised the full over-allotment option to purchase an additional 232,500 ordinary shares at the IPO prices of $4.00 per share. The total net proceeds from the over-allotment were approximately $930,000 less underwriting discount and commissions.

The Company has also granted the underwriters warrant to purchase up to an additional 178,250 ordinary shares at an exercise price equal to 125% of the public offering price. These warrants will be non-exercisable and non-transferable for 180 days following March 19, 2018, the effective date of IPO registration statement. Such warrants provide for cashless exercise in certain circumstances and shall terminate three years and six months after March 19, 2018.

Revenue Recognition

On January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606) using the modified retrospective method for contracts that were not completed as of January 1, 2018. This did not result in an adjustment to retained earnings upon adoption of this new guidance as the Company’s revenue was recognized based on the amount of consideration we expect to receive in exchange for satisfying the performance obligations.

The core principle underlying the revenue recognition ASU is that the Company will recognize revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams are primarily recognized at a point in time.

The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no differences in the pattern of revenue recognition.

Transaction Fees: Transaction fees are paid by borrowers to the Company for the work performed through its platform. These fees are recognized as a component of operating revenue at the time of loan issuance. The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors. These fees are non-refundable upon the issuance of loan.

Management Fees: Loan borrowers pay a management fee on each loan payment to compensate the Company for services provided in connection with facilitation of the loan transactions. The Company records management fees as a component of operating revenue at the time of loan issuance. The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors. These fees are non-refundable upon the issuance of loan.

The aforementioned revenues are recognized at the time of loan issuance when control of services transfers to a customer.

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Key Operating Metrics

Our management regularly reviews a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider, and are results for each quarter during the year ended 2017 and the six months ended June 30, 2018, are set forth in the table below.

	For the three months ended March 31, 2017	For the three months ended June 30, 2017	For the three months ended September 30, 2017	For the three months ended December 31, 2017
Number of loans facilitated (1)	1,034	1,162	1,567	1,587
Number of borrowers (2)	98	226	231	214
Loan volume (in $ millions) (3)	25.4	28.3	36.4	38.9
Reinvestment rate of existing lenders(4)	40.4%	22.1%	17.7%	29.4%
Number of new lenders that made a loan	4,426	10,714	8,487	3,871
Number of lenders that made a loan	5,480	12,278	10,305	5,509
Re-borrowing rate of existing borrowers	48.5%	71.2%	68.0%	85.6%
Number of new borrowers	86	172	87	43

	For the three months ended March 31, 2018	For the three months ended June 30, 2018
Number of loans facilitated (1)	1,953	1,137
Number of borrowers (2)	265	240
Loan volume (in $ millions) (3)	50.2	27.6
Reinvestment rate of existing lenders(4)	29.6%	44.2%
Number of new lenders that made a loan	5086	1952
Number of lenders that made a loan	6651	3398
Re-borrowing rate of existing borrowers	98.5%	86.3%
Number of new borrowers	76	17

(1)	Number of loans facilitated is defined as the total number of loans initially facilitated on our marketplace during the relevant period.

(2)	Number of borrowers is defined as the total number of individual or small company borrowers that borrowed at least one loan through our marketplace during the relevant period.

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(3)	Loan volume is defined as the total principal amount of loans facilitated through our marketplace during the relevant period.

(4)	Reinvestment rate is equal to the existing lenders divided by the sum of existing lenders and new lenders during the quarter.

We believe that loan volume will continue to increase as our business grows.

The number of borrowers increased in large part because we changed our business model to loan directly to individual and small company borrowers rather than to the referrals from lending or guarantee institutions because of the Interim Measures for the Management of Business Activities of Online Lending Agencies (“P2P Measures”) , which went into effect on August 17, 2016 . Specifically, Article 3, Section 17 of the P2P Measures limit the loans made from lending or guarantee institutions to small amounts by regulating the upper limits of borrowers’ loan balances across multiple loaning platforms. Individuals are limited to a loan balance of RMB 200,000 per loaning platform, and a total of RMB 1,000,000 across all loaning platforms. Legal representatives or other similar entities are limited to a loan balance of RMB 1,000,000 per loaning platform, and a total of RMB 5,000,000 across all loaning platforms. We would expect the number of borrowers to also increase as we had the opportunity and expect to continue to employ capital raised in our IPO to grow our marketing efforts and capabilities.

We expect reinvestment rates to fluctuate, as they have to date, because lenders often seek different opportunities in the market in ways that are difficult to predict. Our reinvestment rate of existing lenders increased in the second quarter of 2018 as we have less new lenders invested during the quarter, which drove up the reinvestment rate of existing lenders.

Our re-borrowing rate increased in the second quarter of 2017 through the second quarter of 2018 as we believe our loan application process is simpler in contrast for the borrowers to go through the loan with banks. Banks often require deposits of up to 30% to 40% of the amount borrowed. We believe that the loans we facilitate are simple and quality credit products that make it easy for borrowers to budget their repayment obligations and meet their financial needs.

The above data and narrative disclosure may not accurately predict our future results, especially since we have a limited operating history. Our historical performance is based on a very limited amount of time. Furthermore, during such time, we adjusted our business model in order to comply with new regulations. In addition, as our business grows in the future, we cannot be certain as to whether or not historical trends will continue.

We don’t have any material spending on borrower acquisition because we attract borrowers primarily through lending and guarantee companies that receive payments from the borrowers they introduce to our platform. We do not pay such institutions. However, as we expand our borrower base, these costs may increase over time. As of the date of this report, we do not have any material spending on borrower acquisition.

We calculate average lender acquisition costs as our total marketing expense divided by the number of new lenders that loaned funds through our platform. Our average lender acquisition costs, on a quarterly basis, were as follows:

Our average lender acquisition costs, on a quarterly basis, were as follows:

Q1 2017	$159.31
Q2 2017	$74.72
Q3 2017	$69.30
Q4 2017	$123.02
Q1 2018	$141.78
Q2 2018	$244.74

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Overall, our lender acquisition costs have fluctuated from $159.31 per person in the first quarter of 2017 to $244.74 per person in the second quarter of 2018 and we expect such trend to continue as we keep building our brand reputation and lender base.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Revenue

Our primary sources of revenue consist of fees received for transactions through our platform and include transaction and management fees. The Company’s operating revenues consisted of the following:

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Operating revenues:
Transaction Fees	$2,496,120	$1,240,720
Management Fees	2,726,514	1,685,693
Sales taxes	(314,883)	(129,043)
Total operating revenues, net	$4,907,751	$2,797,640

Transaction Fees: Transaction fees are paid by borrowers to the Company for the work the Company performs through its platform. These fees are recognized as a component of operating revenue at the time of loan issuance. The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors. These fees are non-refundable upon the issuance of loan.

Management Fees: Loan borrowers pay a management fee on each loan payment to compensate us for services provided in connection with facilitation of the loan transactions, including review of a borrower’s application with required supporting documentation, evaluation of such borrower’s credit, assessing and verification of collaterals as well as the maintenance of profiles in our system. The Company records management fees as a component of operating revenue at the time of loan issuance. The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors. These fees are non-refundable upon the issuance of loan.

Sales Taxes: Transaction fee, management fee and license fee that are earned and received in the PRC are subject to a Chinese value-added tax (“VAT”) at a rate of 6% starting in April 2017 (3% prior to March 2017) of the gross proceed or at a rate approved by the Chinese local government. Transaction fees and management fees that are earned and received in the PRC are also subject to various miscellaneous sales taxes at a rate of 10% of the VAT. VAT and miscellaneous sales taxes are accounted for as reduction of revenue.

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Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

Transaction Fees

	For the six months ended June 30, 2018	For the six months ended June 30, 2017

Transaction Fees	$2,496,120	$1,240,720
Loans	77,861,702	53,826,654
Average Transaction fee in % (as a percentage of loan principal)	3.2%	2.3%

Transaction fees increased $1,255,400, or 101.2% for the six months ended June 30, 2018 from the same period in 2017. For the six months ended June 30, 2018, the average transaction fee as a percentage of the initial principal was 3.2% and the principal amount of loans facilitated through our platform was approximately $77.9 million. For the same period in 2017, the average transaction fee as a percentage of the initial principal was 2.3% and the principal amount of loans facilitated through our platform was approximately $53.8 million. The Company increased its transaction fee rate for the six months ended June 30, 2018 as compared to the same period in 2017 to generate more revenues while maintaining our borrower base with our brand recognition after becoming a public company in the U.S.

Management Fees

	For the six months ended June 30, 2018	For the six months ended June 30, 2017

Management fees	$2,726,514	$1,685,963
Loans	77,861,702	53,826,654
Average Management fee in % (as a percentage of loan principal)	3.5%	3.1%

Management fees increased $1,040,551, or 61.7% for the six months ended June 30, 2018 from the same period in 2017. For the six months ended June 30, 2018, the average transaction fee as a percentage of the initial principal was 3.5% and the principal amount of loans facilitated through our platform was approximately $77.9 million. For the same period in 2017, the average transaction fee as a percentage of the initial principal was 3.1% and the principal amount of loans facilitated through our platform was approximately $53.8 million. The Company increased its management fee rate for the six months ended June 30, 2018 as compared to the same period in 2017 to generate more revenues while maintaining our borrower base with our brand recognition after becoming a public company in the U.S.

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Operating Expenses

Our operating expenses consist of selling, research and development and general and administrative expenses.

	For the six months ended June 30, 2018	For the six months ended June 30, 2017	Change	Change (%)

Selling	$2,301,394	$1,715,617	$585,777	34.1%
General and administrative	3,153,411	1,680,715	1,472,696	87.6%
Research and development	276,946	204,691	72,255	35.3%
Total operating expenses	$5,731,751	$3,601,023	$2,130,728	59.2%

Selling Expenses

Selling expenses consist primarily of various marketing expenses, including those related to lender acquisition and retention, general brand and awareness building and salaries and benefits expense related to our sales and marketing team.

Our major selling expenses comprised of the following items during the respective periods as follows:

	For the six months ended June 30, 2018	For the six months ended June 30, 2017	Change	Change (%)

Brand promotion	$898,381	$507,708	$390,673	76.9%
Incentive	$795,958	$654,403	$141,555	21.6%
Salaries	$151,590	$91,544	$60,046	65.6%

Our total selling expenses were $2,301,394 and $1,715,617 for the six months ended June 30, 2018 and 2017, respectively, an increase of $585,777 or 34.1%. The increase was primarily due to approximately $391,000 increase in promotion expenses in connection with implementation of our marketing strategy aiming at promoting brand recognition and attracting more lenders. Additionally, the increase in selling expenses was also attributable to an approximately $142,000 increase in promotional incentive that we offered to our lenders   to attract them to invest in our platform, and the increase in salaries of approximately $60,000 for our marketing and sales personnel as we continue to expand our brand which we need more personnel to perform such duty. We expect that our overall sales and marketing expenses, including but not limited to, brand promotion, incentive, and salaries, will continue to increase in the foreseeable future as our business further grows.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits expenses for our accounting and finance, business development, legal, human resources and other personnel, and outside professional services fees and facilities expenses.

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Our major general and administrative expenses comprised of the following items during the respective periods as follows:

	For the six months ended June 30, 2018	For the six months ended June 30, 2017	Change	Change (%)
Salaries	$249,735	$173,840	$75,895	43.7%
Professional fees	$2,165,544	$936,176	$1,229,368	131.3%

Our general and administrative expenses were $3,153,411 and $1,680,715 for the six months ended June 30, 2018 and 2017, respectively, an increase of $1,472,696 or 87.6%. The increase was primarily due to approximately $76,000 in salary increase as we have hired more employees due to our operating needs and an approximately $1.2 million increase in professional fees. We have engaged professional teams to monitor and provide business advice on our business in the area of human resource strategic management and business strategic management. Additionally, we have also engaged professional teams to provide services related to legal, audit, and financial reporting associated with our IPO process and to retain their services continue to be an U.S. publicly listed company. We expect our general and administrative expenses, including but not limited to, salaries to continue to increase in the foreseeable future as our business further grows and our professional fees will be maintaining at the similar level for being an U.S. publicly listed company

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits expenses for engineering and product management teams, and outside contractors who work on the development and maintenance of our platform.

Our research and development expenses were $276,946 and $204,691 for the six months ended June 30, 2018 and 2017, respectively, an increase of $72,255 or 35.3%. The increase was primarily driven by more investment in our platform.

Provision for Income Tax (benefit)

Tax provision generated for the six months ended June 30, 2018 decreased by $252,187 to $67,437 from tax benefit of $184,750 for the six months ended June 30, 2017. For the six months ended June 30, 2018, the Company incurred an operating loss of $675,817 and recorded a deferred tax benefit resulting from the net operating losses totaling $20,227.

Net Loss

Net loss for the six months ended June 30, 2018 was $743,254 as compared to net loss of $601,405 for the same period in 2017, a change of $141,849. Such change was the result of the combination of items as discussed above.

Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment are mainly due to the fluctuation of foreign exchange rates between RMB (the functional currency of WFOE and our VIEs).

Foreign currency translation adjustment decreased to $158,319 for the six months ended June 30, 2018 from gain amounted to $206,308 for the same period in 2017 mainly due to RMB depreciated against USD, which resulted in foreign currency translation loss.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, proceeds from private placements and initial public offering.

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We incurred net losses of approximately $997,000 for the year ended December 31, 2017. We incurred net losses of approximately $743,000 for the six months ended June 30, 2018. We had approximately $10.6 million of cash, cash equivalents and restricted cash as of June 30, 2018. We intend to continue to use these funds to grow our business primarily by:

●	enhancing our marketing efforts in order to increase awareness of our marketplace among potential lenders throughout China; and
●	increasing our efforts to expand our borrower base by utilizing social networks and e-commerce platforms.

We believe that our current working capital is sufficient to support our operations for the next twelve months from the date of this press release.

Cash Flows

As of June 30, 2018, we had cash, cash equivalents and restricted cash of approximately $10.6 million as compared to $5.5 million as of December 31, 2017. The table below sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Net cash used in operating activities	$(487,710)	$(1,948,687)
Net cash used in investing activities	$(3,894)	$(16,808)
Net cash provided by financing activities	$5,720,210	$-

Operating Activities

Net cash used in operating activities was approximately $0.5 million for the six months ended June 30, 2018, which was attributable primarily to a net loss of approximately $0.7 million, an approximate $0.1 million of employee advances paid to cover business expenses, an approximate $50,000 paid for prepaid marketing and promotions services as our service providers required for such prepayments prior such services can be performed, and the decrease of approximately $40,000 of other payables and accrued liabilities. The cash outflows were offset by the non-cash amortization of stock compensation expenses of approximately $0.5 million with fair value of ordinary shares issued to our consultants for approximately $2.0 million.

Investing Activities

Net cash used in investing activities was approximately $4,000 for the six months ended June 30, 2018, which was attributable primarily to $4,000 additional purchases of office equipment.

Financing Activities

Net cash provided by financing activities was approximately $5.7 million for the six months ended June 30, 2018, which was attributable to approximately $5.7 million proceeds from issuance of ordinary shares through IPO.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

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About Golden Bull Limited

Headquartered in Shanghai, China, Golden Bull Limited (NASDAQ: DNJR) operates an online finance marketplace, or a “peer-to-peer” lending platform, that connects individual lenders with individual and small business borrowers. The loans that we are currently arranging generally range from 30 days to 360 days, and are secured by borrowers’ automobiles. Our business abides by the conventions of The Online Financing Overdue Debt Collection Self-Discipline Convention (Trial) (the “Convention”), which went into effect on March 29, 2018. The Convention regulates the collection of overdue online financing debts, and establishes the basic principles of obeying laws and regulations, standardizing prudence, protecting privacy, and strict self-discipline, from disciplinary punishment, business management, personnel management, information management, and outsourcing. Because we have a very low rate of overdue debt and have not engaged in any illegal collections, the Convention has no material impact on the Company’s business. For   more information about the Company, please visit: www.dianniu98.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Maggie Liu

Email: liuyan@dianniu98.com

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GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2018	2017
	(Unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$9,996,358	$5,456,778
Other receivables	358,224	258,415
Prepaid expenses	1,784,977	1,936,887
Prepaid IPO costs	-	2,404,580
Total current assets	12,139,559	10,056,660

PROPERTY AND EQUIPMENT, NET	66,830	83,522

OTHER ASSETS
Restricted cash	600,000	-
Prepaid expenses	2,134,046	2,472,186
Deferred tax assets	316,490	302,320
Total other assets	3,050,536	2,774,506

Total assets	$15,256,925	$12,914,688

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Other payables and accrued liabilities	$384,370	$433,585
Taxes payable	5,968	35,647
Total current liabilities	390,338	469,232

Total liabilities	390,338	469,232

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.01 par value, 50,000,000 shares authorized, 14,782,500 and 13,000,000 shares issued and outstanding of June 30, 2018 and December 31, 2017*	147,825	130,000
Shares subscription receivables	(45,457)	(45,457)
Additional paid-in capital	15,617,707	12,312,828
Statutory reserves	6,189	6,189
Accumulated deficit	(1,641,848)	(893,921)
Accumulated other comprehensive income	183,092	330,706
Total shareholders’ equity	14,267,508	11,840,345

NONCONTROLLING INTEREST	599,079	605,111

Total shareholders’ equity	14,866,587	12,445,456

Total liabilities and shareholders’ equity	$15,256,925	$12,914,688

* Giving retroactive effect to the 260 for 1 split effected on November 3, 2017.

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GOLDEN BULL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the Six Months Ending June 30,
	2018	2017

OPERATING REVENUES
Transaction Fees	$2,496,120	$1,240,720
Management Fees	2,726,514	1,685,963
Sales taxes	(314,883)	(129,043)
Total operating revenues, net	4,907,751	2,797,640

OPERATING EXPENSES
Selling	(2,301,394)	(1,715,617)
General and administrative	(3,153,411)	(1,680,715)
Research and development	(276,946)	(204,691)
Total operating expenses	(5,731,751)	(3,601,023)

LOSS FROM OPERATIONS	(824,000)	(803,383)

OTHER INCOME (EXPENSE)
Interest income	19,799	6,140
Other finance expenses	(1,019)	(1,187)
Other income (expenses)	129,403	12,275
Total other income, net	148,183	17,228

LOSS BEFORE INCOME TAXES	(675,817)	(786,155)

PROVISION (BENEFIT) FOR INCOME TAX
Current	87,664	10,361
Deferred	(20,227)	(195,111)
Total provision (benefit) for income tax	67,437	(184,750)

NET LOSS	(743,254)	(601,405)

Less: Net income (loss) attributable to noncontrolling interest	4,673	(63,050)

NET LOSS ATTRIBUTABLE TO GOLDEN BULL LIMITED	$(747,927)	$(538,355)

NET LOSS	$(743,254)	$(601,405)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(158,319)	206,308

COMPREHENSIVE LOSS	(901,573)	(395,097)

Less: Comprehensive loss attributable to noncontrolling interest	(6,032)	(40,646)

COMPREHENSIVE LOSS ATTRIBUTABLE TO GOLDEN BULL LIMITED	$(895,541)	$(354,451)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	13,972,625	527,757

EARNINGS (LOSS) PER SHARE
Basic and diluted*	$(0.05)	$(1.02)

* Giving retroactive effect to the 260 for 1 split effected on November 3, 2017.

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GOLDEN BULL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended June 30,
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(743,254)	$(601,405)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19,728	24,310
Loss on disposal of equipment	-	141
Deferred tax benefit	(20,227)	(195,111)
Amortization of stock compensation expenses for services	488,334	-
Change in operating assets and liabilities
Other receivables	(108,461)	(97,946)
Prepaid expenses	(50,341)	(783,704)
Security deposits	-	(550,751)
Other payables and accrued liabilities	(43,283)	328,297
Deferred revenues	-	8,963
Deferred rent liabilities	-	(6,590)
Taxes payable	(30,206)	(74,891)
Net cash used in operating activities	(487,710)	(1,948,687)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(3,894)	(34,368)
Cash acquired through variable interest entity	-	17,560
Net cash used in investing activities	(3,894)	(16,808)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares through IPO, net	5,720,210	-
Net cash provided by financing activities	5,720,210	-

EFFECT OF EXCHANGE RATE ON CASH	(89,026)	152,390

INCREASE/(DECREASE) IN CASH	5,139,580	(1,813,105)

CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of period	5,456,778	7,378,920

CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, end of period	$10,596,358	$5,565,815

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$87,664	$10,361

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Variable interest entity acquired and contributed by shareholders	$-	$17,853
Issuance of ordinary shares to service providers	$-	$4,030,000
Prepaid IPO costs to be net against IPO proceeds	$2,397,506	$-

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